UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

WAVECOM S.A.

(Name of Subject Company)

WAVECOM S.A.

(Name of Person(s) Filing Statement)

Shares, nominal value €1.00 each

American Depositary Shares, evidenced by

American Depositary Receipts, each representing one Share

(Title of Class of Securities)

943531103

(CUSIP Number of Class of Securities)

Ronald D. Black

Chief Executive Officer

Wavecom S.A.

3, esplanade du Foncet

92442 Issy-Les-Moulineaux Cedex, France

Tel: +33 1 46 29 08 00

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Linda Hesse	Stephen Gillette
Renaud Bonnet	Daniel Mitz
Jones Day	Jones Day
120 rue du Faubourg Saint-Honoré	1755 Embarcadero Road
75008 Paris, France	Palo Alto, CA 94303
Tel : +33 1 56 59 39 39	Tel : (650) 739 – 3939

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On October 22, 2008, the following news articles appeared in French on the Reuters and AFP wire services, respectively. The English translations of these articles are provided for information purposes only.

Wavecom shareholders are urged to read Wavecom’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Wavecom with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at www.wavecom.com.

Reuters – LEAD 1 OPA Gemalto – Gemalto contests the price, not the strategy

October 22, 2008

11 :19 GMT

PARIS, October 22 (Reuters) – Wavecom, the wireless specialist, contested once again on Wednesday the price of the hostile takeover bid by the card manufacturer Gemalto, all while defending its predator’s alliance strategy.

On October 6, Gemalto announced an offer for Wavecom at 7 euros per share, representing a premium of 72% on the previous day’s trading price, estimating Wavecom at about 110 million euros.

“For Gemalto, we are extremely interesting strategically (…) In terms of complementarity, it is very logical”, stated Ron Black, Chief Executive Officer of Wavecom, during a meeting presenting the biannual [sic] results of the Company.

No less than nine slides put forward the advantages of the union for Gemalto who is confronted with the saturated mobile telephone market, all while defending the medium term perspectives of Wavecom alone.

“It is an asymmetrical operation (…) Wavecom is doing very well on its own. We are fine, we have a lot of cash”, he specified.

When asked to say whether the opposition of the Board of Directors and the Executive Committee to Gemalto’s offer was solely a question of price, he replied: “It is always a matter of price.”

Wavecom suffered a net loss of 4.1 million euros during the third quarter, against a gross profit of 3.3 million euros a year earlier with revenues almost cut in half at 28.9 million euros against 52.4.

This decline is explained by the slow down in the automotive market in the United States (40% of its revenues) and in real estate. In order to respond to this situation, the company has set up a cost reduction program, aiming at 12 to 15 [sic] million euros of savings per year.

He refused to give financial objectives, merely citing the increase of its backlog to 32 million euros compared to 30.2 million euros at the end of the second quarter.

“We are cautiously optimistic with respect too a market stabilization and a turnaround in business. We expect to have a very good year in 2009”, stated Ron Black.

For a Parisian analyst, the uncertainties with respect to the macro-economic environment and the timing of any improvement in the corporate revenues, plead in favor of Gemalto’s offer. “In this uncertain context, without any projections from the company, if I was a shareholder, I would take Gemalto’s 72% premium”, he noted.

On the market, at 13h00, the share increased 0.76% to 6.55 euros, not far from the 7 euros offered by Gemalto. /NIM

(Nathalie Meistermann, edited by Jacques Poznanski)

AFP : Wavecom believes it has the ability to continue alone, without leaning on Gemalto

PARIS, Octobre 22, 2008 (AFP) – Wavecom, the French provider of wireless technology stated yesterday that it does not need to lean on Gemalto, the smart card manufacturer, whose cash tender offer Wavecom judged “totally unacceptable”.

Wavecom “has the means to pursue its strategy on a stand-alone basis”, Michel Alard, co-founder of the group and chairman of the board of directors said to AFP during a presentation on the quarterly results.

Gemalto, the world leader of the sector, announced on October 6 its bid for Wavecom at 7 euros per share, valuing Wavecom at approximately 110 million euros.

“We have a comfortable financial situation and an already strong international presence, so we have difficulty seeing what Gemalto can bring us in this area”, he stated.

“This doesn’t mean that Wavecom could not one day join a large group, but we don’t see the need under the current circumstances”, he added, underlining, “Wavecom is not for sale.”

“If there is a new offer, the board would meet to determine whether or not it is in the interest of the shareholders, which is absolutely not the case today, and by a large margin,” he said.

At the same time, the officials believed that the purchase of Wavecom made perfect sense for Gemalto, which is confronted with a SIM card market that “is facing commoditization”.

In the third quarter, Wavecom had a net loss of 4.1 million euros, against a profit of 3.3 million euros one year earlier, and sales nearly halved to 28.9 million euros.

The group, which has 500 employees, explained the poor results by the “global economic slowdown” in particular in the automotive and real estate markets, but expects an upturn in 2009.

To return to profitability, it announced a cost reduction program of between 12 and 16 million euros per year.